February 25, 2025

VIA E-mail

Kristen Freeman, Esq.
Senior Director, Counsel
Proshare Advisors LLC
7272 Wisconsin Avenue, 21st Floor
Bethesda, Maryland 20814
         Re: Proshares Trust
              Post-Effective Amendments to the Registration Statement on Form
N-1A
              File Nos. 333-89822; 811-21114

Dear Ms. Freeman:
           On January 17, 2025, you filed amendments to Form N-1A pursuant to Rule 485(a) of
the Securities Act of 1933 (   Securities Act   ) on behalf of Proshares Trust
and its new series,
Proshares XRP ETF, ProShares Short XRP ETF, ProShares UltraShort XRP ETF and ProShares
Ultra XRP ETF (each, a    Fund    collectively, the    Funds   ). We have
reviewed the registration
statement, and to ensure the efficiency of our review process and consistency of disclosure, we are providing a set of comments that generally apply to the Funds. Unless otherwise specified, each of the comments applies to all Funds pursuing these investment objectives and strategies,
including funds taking leveraged and    short    positions. Where a comment is
made regarding
disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the
Registration Statement. Please make all conforming changes.
           Some of the comments elicit supplemental information, while others elicit disclosure.
Where no change will be made in the registration statement in response to a comment, please briefly state the basis for your position and/or identify disclosure in the filing that is responsive to, or consistent with, the comment. Please file a supplemental letter that includes your responses to each of these comments as soon as practicable.

Prospectus

1. Please supplementally indicate when the Fund expects to launch.

2. Please revise the registration statement to reflect the principal and non-principal strategies of the Funds on the day the registration statement is anticipated to become effective. Please note
   that the staff is not aware of    XRP futures contracts    that trade on
CFTC registered exchanges
   as of the date of this letter.
 Kristen Freeman, Esq.
Proshares Trust
Page 2

3. Please further disclose that XRP may be determined to be offered and sold as a security under federal or state securities laws, as appropriate.

4. Please disclose, with sufficient specificity and detail, the types of adverse consequences for the
   Fund and its shareholders if XRP is determined to be offered and sold as a security under federal or state securities laws.

5. With respect to the XRP ETF, please disclose how the Fund is determining the performance
   of XRP    as disclosed under the principal investment strategy section.
6. With respect to the UltraShort XRP ETF, Short XRP ETF, and Ultra XRP ETF, the investment objectives include a bracket around "[XRP Index]". Please disclose and specifically identify the indices the Funds intend to use for purposes of their investment objectives.

7. Please bold the following language which precedes the fee table: "You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

8. With respect to the fee table for the UltraShort XRP ETF, Short XRP ETF, and Ultra XRP
   ETF, please disclose in FN 2 the terms of the waiver and the terms of any potential recoupment by the adviser.

9. Please specifically disclose the reference assets the Funds will use for the swap agreements that will provide exposure to XRP.

10. With respect to the Fund   s use of swap agreements, please supplementally
inform the staff of
    the counterparties the Fund expects to use and what percentage of the Fund s assets and investment exposure are expected to be related to each of these counterparties. If exposure to a particular counterparty is deemed to be material, please identify the counterparty in the prospectus and file the agreement with the counterparty as an exhibit to the registration statement.

11. If notional exposure to a particular counterparty is likely to exceed 20% of the value of the
    Fund   s assets, if applicable, please disclose: (i) that the counterparty is subject to the
    informational requirements of the Exchange and in accordance with such requirements files reports and other information with the SEC; and (ii) the name of any national securities
    exchange on which the counterparty   s securities are listed, stating that
reports (and where the
    counterparty is subject to Sections 14(a) and 14(c) of the Exchange Act, proxy and information statements) and other information concerning the counterparty can be inspected at such exchanges. If the foregoing is not applicable, please advise how investors will be provided with similar information.

12. To the extent the Fund will have more than 20% exposure to any swap counterparty, for such counterparties that are subsidiaries of publicly-traded companies for which there is sufficient market interest and publicly available information, please disclose whether the debts of such securities will be recourse to the parent.
 Kristen Freeman, Esq.
Proshares Trust
Page 3

13. Please disclose how the swap counterparties are likely to hedge their exposure and what will occur if a counterparty terminates the relationship and there are only a limited number of other counterparties available.

14. Please ensure that all material features of the contemplated swap agreements have been disclosed.

15. Please revise disclosure responsive to Item 9 to more fully explain how the Adviser determines
    the swaps    notional exposure for a particular day, the impact that
notional exposure would have
    on Fund returns, and the potential costs associated with entering into new swaps to maintain a
    Fund   s exposure to XRP (as applicable).

16. Please confirm that the Funds intend to use a relative value-at-risk (
VaR   ) in complying with
    rule 18f-4 under the Investment Company Act of 1940 (   Investment Company
Act   ).

   x   Please provide hypothetical VaR calculations demonstrating how the Funds anticipate
       being able to achieve their respective objective while remaining in compliance with the relative VaR test under rule 18f-4.

   x   Please disclose the designated reference portfolio (index) that the
Funds plans to use.

   x   Please confirm that the Funds    designated reference portfolio is
unleveraged.

17. Please elaborate on the potential differences between returns based on the price of XRP vs.
    XRP linked instruments, such as futures and swaps that provide exposure to
XRP (   XRP-
    Linked Instruments   ), e.g., due to divergence in prices or potential
costs associated with
    derivatives investing.

18. Please supplementally describe general policies and procedures related to how the Adviser, administrator and/or Chief Compliance Officer will monitor trades or conflicts of interest regarding Fund personnel trades of crypto assets made against or ahead of the Fund purchase
    of crypto assets ETPs. Please describe changes to the Fund   s Code of
Ethics to take into
    account such crypto assets transactions, if any.

19. Please disclose in the Principal Investment Strategy that there is no assurance that the returns of the Fund's XRP-Linked Instruments will match that of XRP.

20. Please supplementally discuss the Fund   s plans for liquidity management,
including during
    both normal and reasonably foreseeable stressed conditions.

21. Please advise whether you have had discussions with potential swap counterparties and what sort of margin requirements are being considered. Include an analysis of any impact margin requirements are expected to have on the ability of the Fund to implement its strategies.

22. Please supplementally provide information about the Fund   s discussions
with potential
    authorized participants (   APs   ) or market makers, including:
 Kristen Freeman, Esq.
Proshares Trust
Page 4

   x   Please explain the ability of APs and market makers to arbitrage the
Fund   s holdings in a
       manner that is expected to keep the Fund   s market price in line with
its NAV.

   x   Please explain what instruments the APs will use to arbitrage and whether there will be any
       impact from the difficulties with custodying these instruments.

   x   Please explain if there are any unique considerations/rules from the exchange on which the
       Fund plans to list that will impact the Fund   s ability to pursue its
investment strategy;
       interact with APs; or otherwise impact the Fund   s operations.

23. Please disclose in more detail the risks associated with XRP swaps capacity risk. In particular, disclose that the Fund may not be able to achieve its investment objective and may experience
    significant losses if the Fund   s ability to obtain exposure to XRP swaps
is disrupted for any
    reason. In your response, please address what action the Adviser will take in such
    circumstances, and the impact of any disruption in the Fund   s ability to
obtain pure-play,
    leveraged and inverse exposure to XRP.

24. Please include risks related to potential concentration of ownership by Ripple or others and risks specific to XRP such as potential conflicts or risks with trusted validators operating the
    XRPL network.

25. An ETF may only suspend the redemption of creation units in accordance with
Section 22(e)
    of the Investment Company Act and may only suspend the issuance of creation units for a limited time and only due to extraordinary circumstances. See Exchange-Traded Funds,
    Investment Company Act Release No. 33646, at pp. 56-59 (Sept. 25, 2019) (Adopting
    Release). Given that the Fund   s investment objective involves gaining a
market exposure to a
    single underlying asset, please address in your response whether the Fund will be able to continue to issue and redeem creation units where there exist market, regulatory or other issues affecting the liquidity, trading, settlement and/or valuation of XRP.

   x   Where applicable, please describe considerations with respect to the issuance of creation
       units separately from considerations with respect to the redemption of creation units. Please also include the following in your analysis: (1) Please describe the issues affecting the
       liquidity of XRP that would impact the Fund   s ability to create and
redeem; (2) a discussion
       of whether counterparties may be unwilling to enter into swap transactions if they are unable to hedge their exposure due to an underlying issue with XRP; (3) a description of the monitoring or other mechanisms that will be implemented to ensure that such market,
       regulatory or other issues do not translate into the Fund   s inability
to create and redeem
       creation units; (4) a description of the considerations that the Fund
s board and the Adviser
       gave to the appropriateness of the Fund   s investment objectives and
strategies, given the
       narrow market exposure and potential issues with issuing and redeeming creation units.

26. Please disclose that purchases and redemptions of creation units primarily with cash, rather than through in-kind delivery of portfolio securities, may cause the Fund to incur certain costs. Please also disclose that these costs could include brokerage costs or taxable gains or losses that it might not have incurred if it had made redemption in-kind. In addition, please
 Kristen Freeman, Esq.
Proshares Trust
Page 5

    disclose that these costs could be imposed on the Fund, and thus decrease
the Fund   s net
    asset value, to the extent that the costs are not offset by a transaction fee payable by an AP.
27. The disclosure in the    Investment Strategies    section states that the
Fund   s investment in the
    Subsidiary will not exceed 25% of the Fund   s total assets at the
quarter-end. Please also
    disclose here that the Fund will not achieve its investment objective at such times. Please add
    similar disclosure to other descriptions of the Funds    investments in
subsidiaries.

28. The disclosure under    Investment Strategies    refers to XRP Futures
Contracts that trade on
    national securities exchanges. The staff is not aware of the existence of any such futures contracts. Please delete discussion of these instruments since they will not be available on the day of effectiveness of the registration statement.

29. On pages 11-12 the disclosure describes    Additional XRP-Related
Investments.    The staff is
    not aware of the existence of any US investment companies that provide investment exposure to XRP futures contracts or XRP related US investment companies. Please delete discussion of these instruments since they will not be available on the day of effectiveness of the registration statement.
30. Please supplementally explain to us how the Funds would update their disclosures if XRP
    Futures Contracts or XRP related US investment companies become available and how the
    Fund intends to invest in them as a principal investment strategy.

31. Please supplementally identify the indices the Funds intend to use as their respective performance benchmarks.

32. With respect to the ProShares Short XRP ETF, ProShares UltraShort XRP ETF and ProShares
    Ultra XRP ETF, please include the term "daily" in the Fund name to alert investors to the fact that the Fund may not perform as expected, and may have losses when an investor expected gains, if the Fund is held for a period that is different than one trading day.

33. With respect to the Proshares Short XRP ETF and the Proshares UltraShort XRP ETF, please
    state in the Important Information About the Fund    section that the Fund
pursues a daily
    investment objective that is inverse to the performance of its underlying asset, a result opposite of most mutual funds and exchange-traded funds.

34. With respect to the ProShares Short XRP ETF, ProShares UltraShort XRP ETF, and ProShares
    Ultra XRP ETF, please include a statement in the Important Information About the Fund section that the Fund is intended to be used as a short term trading vehicle.

35. With respect to the ProShares Short XRP ETF, ProShares UltraShort XRP ETF and
    ProShares Ultra XRP ETF, please state in the Important Information About the Fund section that:
    x The Fund is not intended to be used by, and is not appropriate for, investors who do not intend to actively monitor and manage their portfolios.
    x The Fund is very different from most mutual funds and exchange-traded funds.
    x Investors who do not understand the Fund, or who do not intend to actively manage their
        Funds and monitor their investments, should not buy shares of the Fund..
 Kristen Freeman, Esq.
Proshares Trust
Page 6

36. Please supplementally confirm that:

   x   the financial statements of the Subsidiary will be consolidated with those of the Fund (if
       not, please explain why not);

   x   the Subsidiary and its board of directors will agree to inspection by the staff of the
       Subsidiary   s books and records, which will be maintained in accordance with Section 31
       of the Act and the rules thereunder;

   x   the Subsidiary and its board of directors will designate an agent for service of process in
       the United States; and

   x   the Subsidiary   s management fee (including any performance fee), if
any, will be included
       in    Management Fees,    and the Subsidiary   s expenses will be
included in    Other
       Expenses    in the Fund   s fee table.

37. Please describe any disruptions the XRP Network experienced, including any significant instances of network congestion/latency issues or downtimes on the XRP network. Please supplementally describe how such events will impact the valuation of swap transactions and
    the related impact on the Fund   s NAV.
38. Page 10 states,    As of the date of this Prospectus, there are
approximately 99.987 billion XRP
    in circulation.    Please confirm this amount in circulation is accurate.
The staff notes that a
    certain amount of XRP supply may still be in escrow.
Statement of Additional Information
39. Page 7 of the SAI indicates that XRP use cases include:    serving as a
medium of exchange
    and a durable store of value, facilitating the use of smart contracts and decentralized products and platforms, permitting the issuance and exchange of non-native tokens .. Please
    supplementally describe if the use case of    facilitating cross-border
payments    is also
    applicable to XRP.
40. Page 64 describes the    Determination of Net Asset Value   . This section
does not appear to
    indicate how the Fund will determine NAV with respect to the Fund   s
intended investments in
    XRP swaps. Please update this section to include such policies, including references to how
    XRP is traded 24/7 and the connection and/or differences to the Funds determination of NAV daily at 4:00 p.m. daily.

41. Page 44 discloses Trustee experiences, qualifications, and attributes. It appears that there is no description of experience, qualifications and attributes related to overseeing crypto assets or
    XRP related portfolios. Please supplementally confirm no such experience exists for such
    Trustees and supplementally advise the staff if the Fund   s selected
portfolio managers have
    any such experience.
42. On page 41, under the Fund   s    Investment Objectives and Policies   ,
under Policy No. 7, please
    revise the policy to only reference those XRP instruments that are available for the Fund to invest in on the date the registration statement becomes effective. Kristen Freeman, Esq.
Proshares Trust
Page 7

General Comments

43. Please advise us if you expect to submit any exemptive application(s) or no-action request(s)
    in connection with the Registration Statement.


                                               *******
         In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

         Should you have any questions regarding this letter, please contact me at (202) 297-
3811 or RosenbergMi@sec.gov.


                                                     Sincerely,

                                                     /s/ Michael Rosenberg
                                                     Attorney-Adviser



cc:    Thankam Varghese, Branch Chief
       Michael J. Spratt, Assistant Director